Filed pursuant to Rule 433

Registration Statement No. 333-227024

Issuer Free Writing Prospectus dated June 3, 2019

Relating to Prospectus Supplement dated June 3, 2019

(To Prospectus dated September 21, 2018)

Bought Deal Public Offering of Common Shares – Indicative Terms

A final base shelf prospectus dated September 21, 2018 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta, Ontario, Saskatchewan and Manitoba of Canada (the “Canadian Qualifying Jurisdictions”), and in a corresponding registration statement on Form F-10/A (SEC File No. 333-227024) with the United States Securities and Exchange Commission (“SEC”). A prospectus supplement dated June 3, 2019 to the final base shelf prospectus containing important information regarding the securities described in this term sheet will also be filed with the Canadian Qualifying Jurisdictions in Canada and with the SEC in the United States. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document.

You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov or SEDAR at www.sedar.com. Alternatively, copies of these documents can be obtained by contacting the Company (defined below) or the Underwriter (defined below) participating in the Offering who will arrange to send them if you request it by contacting: Cantor Fitzgerald Canada Corporation, Attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment thereto and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the securities offered, and other documents the Company has filed on EDGAR and SEDAR for more complete information before making an investment decision.

Issuer:	Alexco Resource Corp. (the “Company”)

Issued Securities:	6,500,000 common shares of the Company (the “Common Shares”), the offering of such Common Shares (the “Offering”).

Size of Issue:	US$6,500,000 (US$7,475,000 if the Over-Allotment Option is exercised in full).

Issue Price:	US$1.00 per Common Share (the “Issue Price”).

Over-Allotment Option:

The Underwriter will have an option, exercisable in whole or in part, on and for a period of up to 30 days following Closing Date (as defined below), to purchase up to an additional 975,000 Common Shares on the same terms and conditions as set forth herein.

Underwriter:	Cantor Fitzgerald Canada Corporation (“CFCC”) will act as the sole book-runner and sole underwriter (the “Underwriter”) in connection with the Offering.

Form of Underwriting:

“Bought deal” offering by way of a prospectus supplement to the Company’s final base shelf prospectus in Canada and related Form F-10 registration statement in the United States, subject to a mutually acceptable underwriting agreement (the “Underwriting Agreement”).

Jurisdictions:	The Common Shares will be offered in the United States and in Canadian Qualifying Jurisdictions (as defined above) by the Underwriter either directly or through its respective U.S. or Canadian broker-dealer affiliate or agent, as applicable. Subject to applicable law and the Underwriting Agreement, the Underwriter may offer the Common Shares outside of the United State and Canada.

Underwriter’s Fees:

The Company shall pay the Underwriter a cash commission equal to 7.0% of the gross proceeds of the Offering and issue common share purchase warrants of the Company to purchase Common Shares in an amount equal to 4.0% of the aggregate number of Common Shares sold in the Offering (the “Underwriter Warrants”). Each Underwriter Warrant shall entitle the Underwriter to purchase one common share in the capital of the Company (each, an “Underwriter Warrant Share”) at the Issue Price for 12 months following the closing of the Offering.

Use of Proceeds:	To fund development of Keno Hill Silver District Project in Yukon, and for general corporate and working capital purposes.

Listing:	The Company has applied to list the Common Shares (including the Underwriter Warrant Shares issuable upon exercise of the Underwriter Warrants) qualified for distribution by the prospectus supplement on the TSX and NYSE American. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NYSE American.

Eligibility for Investment:	Eligible for RRSPs, RESPs, RRIFs, TFSAs and DPSPs.

Closing Date:	Closing on a T+3 basis, on or about June 7, 2019 or such other date as the Company and CFCC mutually agree (the “Closing Date”).

Standstill Period:

The Company shall not, without the prior written consent of CFCC (not to be unreasonably withheld), issue, offer to sell or otherwise dispose of or enter into any transaction to sell or issue or announce the issue of, any equity securities of the Company, or any securities convertible into, or exercisable, or exchangeable for, any equity securities of the Company, for a period of 90 days following the execution of the Underwriting Agreement (the “Expiry Date”), except: (i) pursuant to the Underwriting Agreement; (ii) pursuant to the grant of options or other equity-based awards (including RSUs and DSUs) pursuant to any equity compensation plan in effect as of the date of the underwriting agreement and which is disclosed in the prospectus or prospectus supplement; or (iii) the issuance of Common Shares upon the exercise or conversion of any options or warrants or other convertible securities outstanding as of the date of the Underwriting Agreement or in order to extend the availability period of the Company’s existing credit facility.

Lock-Ups:

The Company has agreed to use its reasonable efforts to cause each director and officer of the Company to enter into lock-up agreements in favour of the Underwriter evidencing their agreement not to, for a period of 90 days following the Closing Date, directly or indirectly offer, sell or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to do any of the foregoing, any Common Shares or other securities of the Company held by them, directly or indirectly or under their control or direction, other than as permitted under the terms of the lock-up agreements.